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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Renovis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759885106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 759885106			Page 2 of 9

1.	Name of Reporting Person: Venrock Associates - I.R.S. #13-6300995		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,803,917[2]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,803,917[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,803,917[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: PN

1 Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Entrepreneurs Fund III, L.P. are members of a group for purposes of this Schedule 13G.

2 Consists of 324,721 shares of common stock owned by Venrock Associates, 1,443,207 shares of common stock owned by Venrock Associates III, L.P., 23,508 shares of common stock owned by Venrock Entrepreneurs Fund, L.P. and 12,481 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

2

13G
CUSIP No. 759885106			Page 3 of 9

1.	Name of Reporting Person: Venrock Associates III, L.P. - I.R.S. #13-4120290		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,803,917[2]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,803,917[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,803,917[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: PN

1 Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Entrepreneurs Fund III, L.P. are members of a group for purposes of this Schedule 13G.

2 Consists of 324,721 shares of common stock owned by Venrock Associates, 1,443,207 shares of common stock owned by Venrock Associates III, L.P., 23,508 shares of common stock owned by Venrock Entrepreneurs Fund, L.P. and 12,481 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

3

13G
CUSIP No. 759885106			Page 4 of 9

1.	Name of Reporting Person: Venrock Entrepreneurs Fund, L.P. - I.R.S. #13-4078492		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,803,917[2]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,803,917[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,803,917[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: PN

1 Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Entrepreneurs Fund III, L.P. are members of a group for purposes of this Schedule 13G.

2 Consists of 324,721 shares of common stock owned by Venrock Associates, 1,443,207 shares of common stock owned by Venrock Associates III, L.P., 23,508 shares of common stock owned by Venrock Entrepreneurs Fund, L.P. and 12,481 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

4

13G
CUSIP No. 759885106			Page 5 of 9

1.	Name of Reporting Person: Venrock Entrepreneurs Fund III, L.P. - I.R.S. #13-4161054		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,803,917[2]

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,803,917[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,803,917[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: PN

1 Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Entrepreneurs Fund III, L.P. are members of a group for purposes of this Schedule 13G.

2 Consists of 324,721 shares of common stock owned by Venrock Associates, 1,443,207 shares of common stock owned by Venrock Associates III, L.P., 23,508 shares of common stock owned by Venrock Entrepreneurs Fund, L.P. and 12,481 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

5

CUSIP No. 759885106	13 G

     Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates III, L.P., a limited partnership organized under the laws of the State of New York (“Venrock III”), Venrock Entrepreneurs Fund, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund”) and Venrock Entrepreneurs Fund III, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund III” and collectively with Venrock, Venrock III and Entrepreneurs Fund, the “Venrock Entities”) in respect of shares of Common Stock of Renovis, Inc.

Item 1(a)	Name of Issuer

Renovis, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

Two Corporate Drive South San Francisco, California 94080-7047

Item 2(a)	Name of Person Filing

Venrock Associates Venrock Associates III, L.P. Venrock Entrepreneurs Fund, L.P. Venrock Entrepreneurs Fund III, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Menlo Park Office:	Cambridge Office:

30 Rockefeller Plaza	2494 Sand Hill Road	One Canal Park
Room 5508	Suite 200	Suite 1120
New York, NY 10112	Menlo Park, CA 94025	Cambridge, MA 02142

Item 2(c)	Citizenship

Each of Venrock, Venrock III, Entrepreneurs Fund and Entrepreneurs Fund III are limited partnerships organized in the State of New York.

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

759885106

Item 3	Not applicable.

Page 6 of 9 Pages

CUSIP No. 759885106	13 G

Item 4	Ownership

(a) and (b)

Venrock beneficially owns 324,721 shares of common stock, or 1.3% of the outstanding shares of common stock. Venrock III beneficially owns 1,443,207 shares of common stock, or 5.9% of the outstanding shares of common stock. Entrepreneurs Fund beneficially owns 23,508 shares of common stock, or 0.1% of the outstanding shares of common stock. Entrepreneurs Fund III beneficially owns 12,481 shares of common stock, or 0.0% of the outstanding shares of common stock. Collectively, the Venrock Entities beneficially own an aggregate of 1,803,917 shares of common stock, or 7.3% of the outstanding shares of common stock.

(c)

Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,803,917 shares of the common stock and shared power to dispose or to direct the disposition of 1,803,917 shares of the common stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

This schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 7 of 9 Pages

CUSIP No. 759885106	13 G

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2005	VENROCK ASSOCIATES
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

February 14, 2005	VENROCK ASSOCIATES III, L.P.
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

February 14, 2005	VENROCK ENTREPRENEURS FUND, L.P.
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

February 14, 2005	VENROCK ENTREPRENEURS FUND III, L.P.
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

Page 8 of 9 Pages

CUSIP No. 759885106	13 G

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Entrepreneurs Fund III, L.P.

Page 9 of 9 Pages